SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication	PortfolioPR
212-421-0333	212 736 9224
Galit@otiglobal.com	pholm@portfoliopr.com

OTI AND SASOL OIL TO IMPLEMENT OTI PETROLEUM PAYMENT SOLUTION

South Africa’s Largest Oil Company Signs Long Term Agreement

Cupertino, CA and Cape Town, South Africa – May 19, 2004 –On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for Homeland Security, Micropayments and Petroleum Payment among others, announced today that its wholly owned subsidiary, OTI Africa, has signed an agreement with Sasol Oil (NYSE:SSL, JSE: SOL) to create a network of on-road retail convenience centers and sites equipped with OTI’s petroleum payment solution to service both the oil-company contracted and bank-contracted fleet market and the private motorist sector.

The OTI solution will be implemented at Sasol and Exel branded sites. Sasol intends to expand its value proposition to customers by introducing applications at its retail convenience centers and sites, based on the OTI technology.

OTI is contracted to provide a complete line of services, including: sales support, installation, driver training, project management; help desk, technical support and development services. OTI will receive an on going fee for the provision of such services that includes a volume based fee and a per month per vehicle fee for project management and support from Sasol based on all petrol and diesel sold through the use of OTI’s petroleum payment solution at on-road and home base sites.

“The agreement with Sasol is a significant milestone for OTI, and is expected to double the number of gas stations using OTI’s petroleum payment solution in South Africa. We are proud that Sasol has elected to use our Petroleum Payment product. This follows the successful implementation of this product with another oil company with a network of close to 600 stations”, says Charlotte Hambly-Nuss, OTI Africa’s Managing Director. “Sasol Oil is the largest oil company in South Africa and their whole scale entry into the retail market presents a tremendous opportunity for OTI to demonstrate how the OTI technology and products can be utilized to differentiate and grow market share. The demand for OTI petroleum products and services in South Africa will more than double as a result of this agreement and will establish OTI as the leading provider of fuel management products and services in the Africa region,” says Hambly-Nuss.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, micropayments, mass transit ticketing, parking, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel. For information on OTI, visit www.otiglobal.com.

About Sasol
The Sasol Group of companies comprises diversified fuel, chemical and related manufacturing and marketing operations, complemented by interests in technology development and oil and gas exploration and production.

Its principal feedstocks are obtained from coal, which the company converts into value-added hydrocarbons through Fischer-Tropsch process technologies. Sasol also uses various petrochemical feedstocks in its chemical plants outside of South Africa. It also has interests in crude oil refining and chemical production and marketing through a number of global strategic partners or joint ventures. More recently, Sasol has embarked on developing international gas-to-liquids ventures, based on its unique Slurry Phase Distillate process.

Sasol is listed on the Johannesburg Securities Exchange, (JSE), symbol (SOL) and on the New York Securities Exchange (NYSE), symbol (SSL). For more information please visit www.sasol.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the satisfaction of closing conditions, market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com www.sasol.com or www.portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 19, 2004